UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1
Under the Securities Exchange Act of 1934

GENERAL EMPLOYMENT ENTERPRISES, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

224051102
(CUSIP Number)

Stephen Pence
Hurstbourne Place, Suite 1205
9300 Shelbyville Road
Louisville, KY 40222
Tel: (502) 736-6200
Fax: (502) 736-6205

Copies to:

Gregory Bartko, Esq.
Law Office of Gregory Bartko, LLC
3475 Lenox Road, Suite 400
Atlanta, Georgia 30326
Fax: (866) 342-4092
(Name, Address and Telephone Number of Persons Authorized to
Receive Notice and Communications)

July 10, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224051102
(1) NAMES OF REPORTING PERSONS: PSQ, LLC and Stephen B. Pence
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a)  (b) 
(3) SEC USE ONLY:
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS): OO – PF
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): 
(6) CITIZENSHIP OR PLACE OF ORGANIZATION: PSQ, LLC is a limited liability company organized in the State of Kentucky. Mr. Stephen Pence is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY HELD BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER: 9,735,287
(8) SHARED VOTING POWER: 9,735,287
(9) SOLE DISPOSITION POWER: 9,735,287
(10) SHARED DISPOSITION POWER: 9,735,287
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,735,287.
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): 
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.3%
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO, IN

 Item 1: Security and Issuer.

This Amendment No. 1 to Schedule 13D amends the information set forth in the Schedule 13D, in its entirety, filed by PSQ, LLC (“PSQ”) with the Securities and Exchange Commission (“Commission”) on April 9, 2009 (as amended, the “Schedule 13D”), relating to the common stock, no par value (“Shares”), of General Employment Enterprises, Inc. (the “Company” or the “Issuer”).  The Company maintains its principal executive office at One Tower Lane, Suite 2200, Oakbrook, Terrace, Illinois 60181.

Item 2: Identity and Background.

(a)	The name of the person(s) filing this statement are Stephen Pence and PSQ, LLC.

(b)	The business address of both Mr. Pence and PSQ is Hurstbourne Place, Suite 1205, 9300 Shelbyville Road Louisville, KY 40222.

(c)
The principal occupation(s) of Mr. Pence is sole managing member of PSQ and Chairman of the Board of General Employment Enterprises, Inc.  Mr. Pence is also a practicing attorney in the State of Kentucky.  The principal business address of PSQ is Hurstbourne Place, Suite 1205 9300 Shelbyville Road, Louisville, KY 40222.  The principal executive office of the Company is One Tower Lane, Suite 2200, Oakbrook, Terrace, Illinois 60181.

(d)	During the last five years, the reporting person(s) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the reporting person(s) have not been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Pence is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The acquisition of the Shares by PSQ was subject to a Securities Purchase and Tender Offer Agreement (“Agreement”), dated March 30, 2009, between PSQ and the Issuer. The total consideration agreed upon for the purchase of the 7,700,000 Shares, through a transaction exempt from the registration requirements of the Securities Act of 1933, was $1,925,000, or $.25 per share.  In addition, 2,035,287 Shares have been tendered by existing holders of the Company’s Shares, pursuant to the terms of the Agreement, at the tender price of $.60 per share, or $1,221,172.  PSQ’s source of funds, cash on hand, was provided as result of a capital contribution by Mr. Pence to PSQ, in consideration for all of the outstanding membership interests of PSQ, and originated from funds and personal financing of Mr. Pence.  The reporting person(s) have not otherwise entered into any agreements for the purpose of acquiring, holding, trading, or voting the Shares.

Item 4. Purpose of Transaction.

                PSQ was formed as a special purpose vehicle for the acquisition of a controlling interest in the Company, through the purchase of the 7,700,000 newly-issued Shares, at $.025 per Share, and the tender offer of no more than 2,500,000 additional outstanding Shares, at a price of $.60 per Share; of which a total of 2,035,287 Shares have been properly tendered prior to the expiration of the offer.

As indicated on pages 12-13 of Exhibit (A)(1)(A), Offer to Purchase as Amended, Amendment No. 1 to Schedule TO/A, filed on April 15, 2009 and incorporated herein by reference, certain changes have been proposed to the directors and management of the Company on closing and have since been consummated.  Accordingly, on July 1, 2009, as requested by PSQ, Sheldon Brottman, Edward O. Hunter, Thomas G. Kosnik and Kent M. Yauch resigned from the Board of Directors.  Messrs. Stephen Pence, Charles (Chuck) W.B.. Wardell III and Jerry Lancaster were appointed to fill the vacancies on the Board.  Mr. Pence was also elected to the Chairman of the Board following the resignation of Mr. Imhoff, Jr.  Ronald E. Heineman has been appointed as Chief Executive Officer and President also following Mr. Imhoff, Jr.’s resignation.

Item 5. Interest in Securities of the Issuer.

(a)
To the knowledge of the reporting person(s), neither Mr. Pence nor PSQ, nor any other person affiliated with PSQ, has any ownership interest in the Shares of the Company, except those rights associated with the Securities Purchase and Tender Offer Agreement dated as of March 30, 2009.  Following the purchase of the 7,700,000 newly-issued and 2,035,287 tendered Shares, PSQ has direct ownership of 9,735,287 Shares of the Company; which corresponds with approximately 65.3% of the class of securities identified pursuant to Item 1.   Mr. Pence indirectly beneficially holds PSQ’s interest as the sole member of PSQ,

(b)	Mr. Pence, as the sole manager of PSQ, maintains sole voting power of the 9,735,287 Shares identified in paragraph (a) of this Item 5.

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Not applicable except as otherwise described in Items 3, 4 and 5 of this amended Schedule 13D.

Item 7. Material to be filed as Exhibits.

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2009	By:	/s/ Stephen Pence
Stephen Pence
Individually and as Sole Managing Member of PSQ, LLC